November 26, 2012

Via Facsimile and U.S. Mail

Christian Windsor
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Prosper Funding LLC
Prosper Marketplace, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed November 1, 2012
File Nos. 333-179941 and 333-179941-01

Dear Mr. Windsor:

On behalf of Prosper Funding LLC, a Delaware limited liability company (“Prosper Funding”), and Prosper Marketplace, Inc., a Delaware corporation (“PMI”), we are providing the following responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated November 20, 2012, with respect to Amendment No. 4 to the Registration Statement on Form S-1 (File Nos. 333-179941 and 333-179941-01) filed with the Commission on November 1, 2012 (the “Registration Statement”).  The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.

General

1.	Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next pre-effective amendment.

Response:   We have revised the financial information contained in the Registration Statement to include the updated financial information required by Rule 3-12 of Regulation S-X.  In addition, we have filed an updated consent from our independent auditor.

Division of Corporation Finance
U.S. Securities and Exchange Commission
November 26, 2012
Page 2

PMI Management Contract, page 3

2.	We note your response to our former comment 3; please clarify in your disclosure that the investment contract is between PMI and the investor in the Note, rather than between PMI and Prosper Funding.

Response:  We have revised the disclosure, and in some cases the transactional documents, to make it clearer that the investment contracts being offered in the Registration Statement, which we have labeled “PMI Management Rights,” relate to obligations that PMI has under the Administration Agreement and that Note holders are indirect third party beneficiaries of these rights.

Loan Servicing and Collection, page 69

3.
While we note your revision on page 69 of the prospectus to the range of the fees charged by the retained collection agencies from 17% to 40% of the amount recovered, we also note that such revision has not been made elsewhere, such as in the table on page 70 of the prospectus.  Please revise the prospectus so that the change is made throughout the registration statement.

Response:  We have revised the disclosure to correct this inconsistency.

4.
Additionally, we note your revised disclosure in response to prior comment 7 on page 16 of the prospectus.  Please also revise on page 69 to provide similar disclosure.  In addition, provide the percentage of loans that have been charged off with no recovery.

Response:   We have revised the Registration Statement to include the information requested by this comment.  This disclosure now provides:

On average, through September 30, 2012, Note holders have received $327, net of collection fees, on loans that were both funded through the platform since July 13, 2009 and sent to a collection agency.  A total of 1,757 loans funded through the platform from July 13, 2009 through September 30, 2012 have been charged off with no recovery.  Of those 1,757 loans, 75% had been referred to a collection agency.

Termination and Replacement of Servicer, page 86

Division of Corporation Finance
U.S. Securities and Exchange Commission
November 26, 2012
Page 3

5.	We note your response to prior comment 24. Please confirm that after you enter into the back-up servicing agreement that you will file it on EDGAR under Form 8-K.

Response:  We have disclosed our entry into the back-up servicing agreement as of November 21, 2012 in the Registration Statement and included the agreement as an exhibit to the Registration Statement. In this regard, we believe that disclosure of our entry into the agreement in the Registration Statement, since made within the time frame required by Form 8-K, satisfies the requirements of Form 8-K.  See General Instruction B.3 of Form 8-K, CD&I 121A.04 and Rule 12b-2, which indicates that “previously reported” as used by Form 8-K includes disclosures made in a registration statement under the Securities Act of 1933.

Relationship with PMI, page 106

6.	We note your response to our former comment 25; please provide the staff with a copy of the opinion addressing bankruptcy issues as soon as possible.

Response:  In connection with this amendment, we are separately furnishing to the staff under Rule 418 under the Securities Act, a copy of the current draft of the non-consolidation opinion.  As permitted by Rule 418, we request that the staff return the draft or destroy it upon the completion of its review.

Exhibits

7.
Several exhibits do not appear to be dated or executed.  Please file final agreements and include all missing exhibits and schedules to such agreements.  If you have previously filed an exhibit to an agreement, please cross-reference where it can be located if you choose to omit it.

Response:  We currently do not plan on executing many of the transactional documents prior to effectiveness.  As required, we will file the executed legal and tax opinions prior to effectiveness, and expect to finalize and execute the back-up servicing agreement, the Webbank agreements, an Amended and Restated LLC Agreement, and the GSS Agreement prior to effectiveness.  We plan on finalizing, but not executing, other agreements relating to the transaction, including the Form of Lender Member Agreement, the Form of Borrower Member Agreement, the Asset Transfer Agreement the Hosting Services, Services and License Agreements with FOLIOfn, as well as the Supplemental Indenture prior to effectiveness. To make clear which agreements will be executed before effectiveness, we have added "Form of" before the agreements that we do not expect to enter into before effectiveness and noted agreements to be executed and filed before effectiveness.

As discussed in our response to the prior comment letter, following the consummation of the asset transfer and note assumption, PMI and Prosper Funding will file Item 1.01 and 2.01 Form 8-Ks for PMI and Prosper Funding to disclose entry into the Asset Transfer Agreement and Supplemental Indenture.  Prosper Funding’s Form 8-K also will include all of the other agreements that Prosper Funding is proposing to enter into in connection with its offering to the extent that such agreements were not executed at the time that the Registration Statement was declared effective.

Division of Corporation Finance
U.S. Securities and Exchange Commission
November 26, 2012
Page 4

Tax Opinion, Exhibit 8.1

8.	We note that you have filed a dated tax opinion that is unsigned. Please refile an executed opinion before requesting effectiveness.

Response:  As noted in response to the prior comment, we expect to file an executed tax opinion and an executed legal opinion prior to requesting effectiveness.

*           *           *           *           *           *           *

In connection with the Staff’s comments, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the foregoing.  Kindly direct any questions you may have with respect to this letter or the Registration Statement, including Amendment No. 5 thereto, to Keir D. Gumbs at Covington & Burling LLP at (202) 662-5500.

Very truly yours,

/s/ Sachin Adarkar

Sachin Adarkar
Secretary

cc:	Keir D. Gumbs
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington, DC 20004